STANDARD EXCLUSIVE LICENSE AGREEMENT
WITH SUBLICENSING TERMS

SECTION 1.	DEFINITIONS.
SECTION 2.	GRANT.
SECTION 3.	CONSIDERATION.
SECTION 4.	CERTAIN WARRANTIES OF UFRF.
SECTION 5.	RECORD KEEPING.
SECTION 6.	PATENT PROSECUTION.
SECTION 7.	TERM AND TERMINATION.
SECTION 8.	ASSIGNABILITY.
SECTION 9.	ENFORCEMENT.
SECTION 10.	PRODUCT LIABILITY; CONDUCT OF BUSINESS.
SECTION 11.	USE OF NAMES.
SECTION 12.	MISCELLANEOUS.
SECTION 13.	NOTICES.
SECTION 14.	CONTRACT FORMATION AND AUTHORITY.

APPENDIX A	DEVELOPMENT PLAN

APPENDIX B	DEVELOPMENT REPORT

APPENDIX C	UFRF ROYALTY REPORT







	This Agreement is made effective the 28th day of August, 2002, (the "Effective Date") by and between the University of Florida Research Foundation, Inc. (hereinafter called
"UFRF"), a nonstock, nonprofit Florida corporation, and Quantum Technology Group, Inc. (hereinafter called
"Licensee"), a corporation organized and existing under the laws of the State of Idaho;


	WHEREAS, UFRF owns certain inventions that are described in the "Licensed Patents" defined below, and UFRF is willing to grant a license to Licensee under any one or all of the Licensed Patents and Licensee desires a license under all of them;

	NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth below, the parties covenant and agree as follows:


Section 1.	Definitions.

1.1.	"Licensed Patents" shall refer to and mean all of the
following UFRF intellectual property:

1.1.1.	the United States patent entitled "Handheld
Portable Digital Geographic Data Manager," issued on
July 4, 2000, and assigned Patent Number 6,083,353,
(UF#-1592) and all United States patents and foreign patents and patent applications based on this U.S.
application;

1.1.2.	all divisionals and continuations both U.S. and
foreign; and

1.1.3.	any reissues or re-examinations of patents
described in 1.1.1 or 1.1.2 above.

1.2.	"Licensed Product" and "Licensed Process" shall mean:

1.2.1.	In the case of a Licensed Product, any product
or part thereof developed by or on behalf of Licensee which:

1.2.1.1	is covered in whole or in part by an issued,
unexpired claim or a pending claim contained in the Licensed Patents in any country in which any product is made, used or sold; or

1.2.1.2	is manufactured by using a process which is
covered in whole or in part by an issued, unexpired claim or a pending claim contained in the Licensed
Patents in any country in which any such process is used or in which any such product is used or sold.

1.2.2.	In the case of a Licensed Process, any process
which is covered in whole or in part by an issued, unexpired claim or a pending claim contained in the Licensed Patents in any country in which such process is practiced.

1.3.	"Selling Price" shall mean, in the case of Licensed
Products and/or Licensed Processes that are sold, the invoice price of Products in a form suitable for sale to the retail customer of the Licensed Products and/or
Licensed Processes (regardless of uncollectible accounts) less any outbound transportation costs paid or allowed;
allowances and credits because of returns, or sales taxes. The "Selling Price" for a Licensed Product or
Licensed Process that is transferred to a third party for promotional purposes without charge or at a discount shall be the average price to the retail customer of that type of Licensed Product and/or Licensed Process during the applicable calendar quarter.

1.4.	"Development Plan" shall mean a written report
summarizing the development activities that are to be undertaken by the Licensee to bring Licensed Products to the market. The Development Plan is attached as Appendix
A.

1.5.	"Development Report" shall mean a written account of
Licensee's progress under the Development Plan having at least the information specified on Appendix B to this Agreement, and shall be sent to the address specified on Appendix B.

1.6.	"Licensed Field" shall be all fields of use.

1.7.	"Licensed Territory" shall be worldwide.


Section 2.	Grant.

2.1.	License.

	UFRF hereby grants to Licensee an exclusive license, limited to the Licensed Field and the Licensed Territory, under the Licensed Patents to make, use and sell Licensed Products and/or Licensed Processes. UFRF reserves to itself and the University of Florida the right to make, use and sell Licensed Products and/or Licensed Processes under the Licensed Patents for research purposes, including research for any sponsors.

2.2.	Sublicense.

2.2.1.	Licensee may grant written, nonexclusive
Sublicenses to third parties. Any agreement granting a Sublicense shall state that the Sublicense is subject to the termination of this Agreement. Licensee shall have the same responsibility for the activities of any Sublicensee as if the activities were directly those of Licensee.

2.2.2.	In respect to Sublicenses granted by Licensee
under Section 2.2.1., Licensee shall pay to UFRF an amount equal to what Licensee would have been required to pay to UFRF had Licensee sold the amount of Licensed
Products sold by such Sublicensee. In addition, if Licensee receives any fees, minimum royalties, or other payments in consideration for any rights granted under a Sublicense, and such payments are not based directly upon the amount or value of Licensed Products sold by the Sublicensee, then Licensee shall pay UFRF forty percent (40 %) of such payments in the manner specified in Section 3.5. Licensee shall not receive from Sublicensees anything of value in lieu of cash payments in consideration for any Sublicense under this Agreement without the express prior written permission of UFRF. Licensee shall provide UFRF with a copy of each sublicense agreement within thirty (30) days of the execution of the sublicense agreement.

2.3.	License to UFRF.

To the extent permitted by applicable law, Licensee hereby grants and shall require its Sublicensee(s) to grant UFRF a nonexclusive, royalty-free, irrevocable, paid-up license to use Improvements for non-commercial, research and educational purposes. Should Licensee cease operations for any reason, UFRF will be granted a first option to negotiate for a license to Improvements for commercial purposes with the right to grant sublicenses under any and all inventions hereafter made or acquired by Licensee (or its Sublicensee(s)) to the extent any such inventions are Improvements. "Improvements" shall mean any modification of an invention described in Licensed Patents which, if unlicensed, would infringe one or more claims of the Licensed Patents. Licensee shall provide UFRF with a written, enabling disclosure of each such invention (such as a U.S. patent application), unambiguously identifying it as an invention governed by this paragraph, within six (6) months of filing a patent application thereon.

Section 3.	Consideration.

	3.1	License Issue Fee.

	Licensee agrees to pay to UFRF a License Issue Fee of Seven Thousand Five Hundred Dollars ($7,500.00)
	within thirty (30) days of the Effective Date.

3.2	Development.

3.2.1	Licensee agrees to and warrants that:  it
has, or will obtain, the expertise necessary to independently evaluate the inventions of the Licensed
Patents; it will establish and actively and diligently pursue the Development Plan (see Appendix A) to the end that the inventions of the Licensed Patents will be utilized to provide Licensed Products and/or Licensed
Processes for sale in the retail market within the Licensed Field; and within one month following the end of each quarter ending on December 31, March 31, June
30, and September 30 and until the date of first commercial sale of Licensed Products, it will supply
UFRF with a written Development Report (see Appendix
B). All development activities and strategies and all aspects of product design and decisions to market and the like are entirely at the discretion of Licensee, and Licensee shall rely entirely on its own expertise with respect thereto. UFRF's review of Licensee's
Development Plan is solely to verify the existence of Licensee's commitment to development activity and to ensure compliance with Licensee's obligations to commercialize the inventions of the Licensed Patents, as set forth above.

3.2.2	Licensee agrees that the first commercial sale
of products to the retail customer shall occur on or
			before August 30, 2003 or this Agreement shall terminate pursuant to Section 7.3 hereto.


3.3	Royalty.

In addition to the Section 3.1 License Issue Fee, Licensee agrees to pay to UFRF as earned royalties a royalty calculated as a percentage of the Selling Price in accordance with the terms and conditions of this Agreement.
The royalty is deemed earned as of the earlier of the date the Licensed Product and/or Licensed Process is actually sold and paid for, the date an invoice is sent by Licensee or its Sublicensee(s), or the date a Licensed Product and/or Licensed Process is transferred to a third party for any promotional reasons. The royalty shall remain fixed while this Agreement is in effect at a rate of four percent
(4%) of the Selling Price.

3.4	Other Payments.

3.4.1	Licensee agrees to pay UFRF Minimum
Royalty payments, as follows:

Payment     		Year
$ 10,000			2003
$ 10,000			2004
$ 10,000			2005
$ 10,000			2006
$ 10,000			2007 and every year thereafter on the
same date, for the life of
this Agreement.

The Minimum Royalty shall be paid in advance on an annual basis for each year in which this Agreement is in effect. The Minimum Royalty for a given year shall be due and payable on January 1 for the following annual period. Any Minimum Royalty paid in a calendar year will be credited against the earned royalties for that calendar year. It is understood that the Minimum
Royalties will be applied to earned royalties on a calendar year basis, and that sales of Licensed
Products and/or Licensed Processes requiring the payment of earned royalties made during a prior or subsequent calendar year shall have no effect on the annual Minimum Royalty due UFRF for other than the same calendar year in which the royalties were earned.


3.5	Accounting Payments.

3.5.1	Amounts owing to UFRF under Sections
2.2 and 3.3 shall be paid on a quarterly basis after the amount of Minimum Royalties paid is exceeded, with such amounts due and received by UFRF on or before the thirtieth day following the end of the calendar quarter ending on March 31, June 30, September 30 or
December 31 in which such amounts were earned.
The balance of any amounts which remain unpaid more than thirty (30) days after they are due to UFRF shall accrue interest until paid at the rate of the lesser of one and one-half percent (1.5%) per month or the maximum amount allowed under applicable law. However, in no event shall this interest provision be construed as a grant of permission for any payment delays.

3.5.2	Except as otherwise directed, all
amounts owing to UFRF under this Agreement shall be paid in U.S. dollars to UFRF at the address provided in Section 13.1. All royalties owing with respect to Selling Prices stated in currencies other than U.S. dollars shall be converted at the rate shown in the Federal Reserve Noon Valuation - Value of
Foreign Currencies on the day preceding the payment.

3.5.3	A full accounting showing how any
amounts payable to UFRF under Sections 2.2 and
3.3 have been calculated shall be submitted to UFRF on the date of each such payment. Such accounting shall be on a per-country and product line, model or trade name basis and shall be summarized on the form shown in Appendix C of this Agreement. In the event no payment is owed to UFRF because the amount of Minimum Royalties paid has not been exceeded or otherwise, an accounting demonstrating that fact shall be supplied to UFRF.

3.5.4	UFRF is exempt from paying income
taxes under U.S. law. Therefore, all payments due under this Agreement shall be made without deduction for taxes, assessments, or other charges of any kind which may be imposed on UFRF by any government outside of the United
States or any political subdivision of such government with respect to any amounts payable to UFRF pursuant to this Agreement. All such taxes, assessments, or other charges shall be assumed by Licensee.

4	Certain Warranties of UFRF.

4.2	UFRF warrants that, except as otherwise provided
under Section 15 of this Agreement with respect to U.S.
Government interests, it is the owner of the Licensed
Patents or otherwise has the right to grant the licenses granted to Licensee in this Agreement. However, nothing in this Agreement shall be construed as:

4.2.1	a warranty or representation by UFRF
as to the validity or scope of any right included in the Licensed Patents;

4.2.2	a warranty or representation that
anything made, used, sold or otherwise
disposed of under the license granted in this Agreement will or will not infringe patents of third parties;

4.2.3	an obligation to bring or prosecute
actions or suits against third parties for infringement of Licensed Patents;

4.2.4	an obligation to furnish any know-how
not provided in Licensed Patents or any
services other than those specified in this Agreement; or

4.2.5	a warranty or representation by UFRF
that it will not grant licenses to others to make, use or sell products not covered by the claims of the Licensed Patents which may be similar and/or compete with products made or sold by Licensee or its Sublicensee(s).

4.3	UFRF MAKES NO REPRESENTATIONS, EXTENDS NO WARRANTIES
OF ANY KIND, EITHER EXPRESS OR IMPLIED, AND ASSUMES NO RESPONSIBILITIES WHATSOEVER WITH RESPECT TO USE, SALE,
OR OTHER DISPOSITION BY LICENSEE, ITS SUBLICENSEE(S) OR THEIR VENDEES OR OTHER TRANSFEREES OF PRODUCT
INCORPORATING OR MADE BY USE OF INVENTIONS LICENSED
UNDER THIS AGREEMENT.

5	Record keeping.

5.2	Licensee and its Sublicensee(s) shall keep books and
records sufficient to verify the accuracy and completeness of Licensee's and its Sublicensee(s)'s accounting referred to above, including without limitation inventory, purchase and invoice records, manufacturing records, sales analysis, general ledgers, financial statements, and tax returns relating to the Licensed Products and/or Licensed Processes. Such books and records shall be preserved for a period not less than six years after they are created, both during and after the term of this Agreement.

5.3	Licensee and its Sublicensee(s) shall take all steps
necessary so that UFRF may, within thirty (30) days of its request, review and copy all of the books and records at a single U.S. location to verify the accuracy of Licensee's and its Sublicensee(s)'s accounting. Such review may be performed by any authorized employee of UFRF as well as by any attorney or registered CPA designated by UFRF, upon reasonable notice and during regular business hours.

5.4	If a royalty payment deficiency is determined,
Licensee and its Sublicensee(s) shall pay the royalty deficiency outstanding within thirty (30) days of receiving written notice thereof, plus interest on outstanding amounts as described in Section 3.5.1.

5.5	If a royalty payment deficiency for a calendar year
exceeds five percent (5%) of the royalties paid for that year, then Licensee and its Sublicensee(s) shall be responsible for paying UFRF's out-of-pocket expenses incurred with respect to such review.

6	Patent Prosecution.

6.2	UFRF shall diligently maintain the Licensed Patents
using counsel of its choice.  UFRF shall provide
Licensee with copies of relevant documentation so that Licensee may be informed and apprised of the continuing prosecution of Licensed Patents, and Licensee agrees to keep such information confidential.

6.3	Licensee shall be responsible for and pay all future
costs and expenses incurred by UFRF from the Effective
Date forward for the preparation, filing, prosecution, issuance, and maintenance of the Licensed Patents within thirty (30) days of receipt of an invoice from UFRF. It shall be the responsibility of Licensee to keep UFRF fully apprised of the "small entity" status of Licensee with respect to the U.S. patent laws and with respect to the patent laws of any other countries, if applicable, and to inform UFRF of any changes in such status, within thirty days of any such change.

7	Term and Termination.

7.2	The term of this license shall begin on the
Effective Date of this Agreement and continue until the earlier of the date that no Licensed Patent remains an enforceable patent or the payment of earned royalties under Section 3.3, once begun, ceases for more than two
(2) calendar quarters.

7.3	Licensee may terminate this Agreement at any time by
giving at least ninety (90) days written and unambiguous notice of such termination to UFRF. Such a notice shall be accompanied by a statement of the reasons for termination.

7.4	UFRF may terminate this Agreement by giving Licensee
at least ninety (90) days written notice if the date of first commercial sale does not occur on or before the date specified in Section 3.1.2.

7.5	         If Licensee at any time defaults in the
timely payment of any monies due to UFRF or the timely submission to UFRF of any Development Report, fails to actively pursue the Development Plan, or commits any breach of any other covenant herein contained, and Licensee fails to remedy any such breach or default within ninety (90) days after written notice thereof by UFRF, UFRF may, at its option, terminate this Agreement by giving thirty (30) days notice of termination to Licensee.

7.6	UFRF may terminate this Agreement upon the
occurrence of the third separate default by Licensee within any consecutive three-year period for failure to pay royalties when due.

7.7	Upon the termination of this Agreement, Licensee
shall remain obligated to provide an accounting for and to pay royalties earned up to the date of the termination.

8	Assignability.

	This Agreement may not be transferred or assigned by Licensee except with the prior written consent of UFRF.

9	Enforcement.

		9.1		Each party shall inform the other promptly in
writing of any suspected infringement of any patent pertaining to product under this Agreement by a third party and of any available evidence thereof.

	9.2		Promptly after receipt of notice of any suspected
infringement as described in Section 9.1, UFRF and
	Licensee shall collaborate in good faith to determine which party or parties, if any, shall pursue settlement and/or litigation of any such suspected infringement, and which party or parties shall bear the cost and/or receive damages or other recovery, if any, therefrom.
Each instance of suspected infringement in each separate jurisdiction shall be considered by UFRF and Licensee separately from any other instance. In the event UFRF and Licensee have not agreed as to how to proceed regarding such suspected infringement within six (6) months of receipt of notice provided for in Section 9.1, then the following provisions (Sections 9.2 through 9.8) shall control.

9.3	During the term of this agreement, UFRF shall have the
right, but shall not be obligated, to prosecute at its own expense any such infringements of the patent rights. If UFRF prosecutes any such infringement, Licensee agrees that UFRF may join Licensee as a party plaintiff in any such suit, without expense to Licensee.
The total cost of any such infringement action commenced or defended solely by UFRF shall be borne by UFRF and UFRF shall keep any recovery or damages for past infringement derived therefrom.

	9.4	If within six (6) months after having been notified of
any alleged infringement or such shorter time
	proscribed by law, UFRF shall have been unsuccessful in persuading the alleged infringer to desist and shall not have brought and shall not be diligently prosecuting an infringement action, or if UFRF shall notify Licensee at any time prior thereto of its intention not to bring suit against any alleged infringer, then, and in those events only, Licensee shall have the right, but shall not be obligated, to prosecute at its own expense and infringement of patent rights, and Licensee may, for such purposes, use the name of UFRF as party plaintiff, provided however, that such right to bring an infringement action shall remain in effect only for so long as the license granted herein remains exclusive.
No settlement, consent judgement or other voluntary final disposition of the suit may be entered into without the consent of UFRF, which consent shall not be unreasonably withheld. Licensee shall indemnify UFRF against any order for costs that may be made against UFRF in such proceedings.

9.5	In the event that Licensee shall undertake the
enforcement and/or defense of the patent rights by
	litigation, Licensee may withhold up to fifty percent (50%) of all payments otherwise thereafter due to UFRF hereunder and apply the same toward reimbursement of its expenses, including reasonable attorneys' fees, in connection therewith. Said withholding of payment shall begin no earlier than the date Licensee first initiates actual litigation for the enforcement and/or defense of the patents directly related to product. Any recovery of damages by Licensee for any such suit shall be applied first in satisfaction of any unreimbursed expenses and legal fees of Licensee relating to the suit, and next toward reimbursement of UFRF for any payment past due or withheld and applied pursuant to this Section 9. The balance remaining from any such recovery shall be divided equally between Licensee and UFRF.

9.6	In the event that a declaratory judgment action
alleging noninfringement of any of the patent rights shall be brought against Licensee, UFRF, at its option, shall have the right, within thirty (30) days after commencement of such action, to intervene and take over the sole defense of the action at its own expense.

9.7	In any infringement suit either party may institute
pursuant to this Agreement, the other party hereto shall, at the request and expense of the party initiating such suit, cooperate in all respects and, to the extent possible, have its employees testify when requested and make available relevant records, papers, information, samples, specimens, and the like.

	9.8		Neither party may settle any claim or agree to any
consent judgement or other voluntary final disposition of any suit or claim related to product during the term of this Agreement without the prior written approval of the other party if such voluntary disposition would affect the rights of the other party.

10	Product Liability; Conduct of Business.

10.2	Licensee and its Sublicensee(s) shall, at all times
during the term of this Agreement and thereafter, indemnify, defend and hold UFRF, the University of Florida, and the inventors of the Licensed Patents harmless against all claims and expenses, including legal expenses and reasonable attorneys fees, arising out of the death of or injury to any person or persons or out of any damage to property and against any other claim, proceeding, demand, expense and liability of any kind whatsoever (other than patent infringement claims) resulting from the production, manufacture, sale, use, lease, consumption or advertisement of Licensed Products arising from any right or obligation of Licensee or any Sublicensee hereunder. Notwithstanding the above, UFRF at all times reserves the right to retain counsel of its own to defend UFRF's, the University of Florida's, and the inventor's interests.

10.3	Licensee warrants that it now maintains and will
continue to maintain liability insurance coverage appropriate to the risk involved in marketing the products subject to this Agreement and that such insurance coverage lists UFRF, the University of Florida, and the inventors of the Licensed Patents as additional insureds. Within sixty (60) days after the execution of this Agreement and thereafter annually between January 1 and January 31 of each year, Licensee will present evidence to UFRF, that the coverage is being maintained with UFRF, the University of Florida, and its inventors listed as additional insureds. In addition, Licensee shall provide UFRF with at least thirty (30) days prior written notice of any change in or cancellation of the insurance coverage.

11	Use of Names.

	Licensee and its Sublicensee(s) shall not use UFRF's name, the name of any inventor of Licensed Patents governed by this Agreement, or the name of the University of Florida in any sales promotion, advertising, or any other form of publicity without the prior written approval of UFRF.

12	Miscellaneous.

12.2	If any provisions of this Agreement are or shall
come into conflict with the laws or regulations of any jurisdiction or any governmental entity having jurisdiction over the parties or this Agreement, those provisions shall be deemed automatically deleted, if such deletion is allowed by relevant law, and the remaining terms and conditions of this Agreement shall remain in full force and effect. If such a deletion is not so allowed or if such a deletion leaves terms thereby made clearly illogical or inappropriate in effect, the parties agree to substitute new terms as similar in effect to the present terms of this Agreement as may be allowed under the applicable laws and regulations. The parties hereto are independent contractors and not joint venturers or partners.

12.3	Licensee shall insure that it and its Sublicensee(s)
apply patent markings that meet all requirements of U.S.
law, 35 U.S.C. section 287, with respect to all Licensed
Products subject to this Agreement.

12.4	This Agreement constitutes the full understanding
between the parties with reference to the subject matter hereof, and no statements or agreements by or between the parties, whether orally or in writing, except as provided for elsewhere in this Section 12, made prior to or at the signing hereof, shall vary or modify the written terms of this Agreement. Neither party shall claim any amendment, modification, or release from any provisions of this Agreement by mutual agreement, acknowledgment, or otherwise, unless such mutual agreement is in writing, signed by the other party, and specifically states that it is an amendment to this Agreement.

12.5	In the event Licensee contests the validity of any
Licensed Patent, Licensee shall continue to pay royalties with respect to that patent as if such contest were not underway until the patent is adjudicated invalid or unenforceable by a court of last resort.

12.6	Licensee shall not encumber or otherwise grant a
security interest in any of the rights granted hereunder to any third party.

13	Notices.

	Any notice required to be given pursuant to the provisions of this Agreement shall be in writing and shall be deemed to have been given at the earlier of the time when actually received as a consequence of any effective method of delivery, including but not limited to hand delivery, transmission by telecopier, addressed to the party for whom intended at the address below or at such changed address as the party shall have specified by written notice, provided that any notice of change of address shall be effective only upon actual receipt.

13.2	University of Florida Research Foundation, Inc.
Attn: President
223 Grinter Hall
Gainesville, FL 32611

				Facsimile No. (352) 846-0491

with a copy to:

Office of Technology Licensing
Attn: Director
311 Walker Hall
Gainesville, Florida 32611

Facsimile No. (352) 392-6600


13.3	Licensee:

	Mr. Liem T. Nguyen
	President & CEO
	Quantum Technology Group, Inc.
	376 East 11th Street
	Idaho Falls, ID  83404

	Facsimile No. (208) 978-7958

14	Contract Formation and Authority.

14.2	No agreement between the parties shall exist unless
the duly authorized representative of Licensee and the Director of the Office of Technology Licensing of UFRF have signed this document within thirty (30) days of the Effective Date written on the first page of this Agreement.

14.3	UFRF and Licensee hereby warrant and represent that
the persons signing this Agreement have authority to execute this Agreement on behalf of the party for whom they have signed.


IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement on the dates indicated below.


UNIVERSITY OF FLORIDA RESEARCH FOUNDATION,  INC.


___________________________________  Date: ___________, 20__
David L. Day
Director, Office of Technology Licensing


QUANTUM TECHNOLOGY GROUP, INC.


By: ___________________________________ Date: ____________, 20__

Name and Office: ______________________________________________





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